Exhibit 99.1

Enthusiast Gaming to Announce Fourth Quarter and Year-End 2022 Results

LOS ANGELES, March 16, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) will report financial and operating results for its fourth quarter and year ended December 31, 2022, on Monday, March 27, 2023, after the market closes.

Management will host a conference call and webcast on March 27, 2023, at 5:00 p.m. ET to review and discuss the fourth quarter and year-end 2022 results.

Conference call details:

Toll Free: 1-855-239-1101

Conference ID: 10176540

Live Webcast:

https://viavid.webcasts.com/starthere.jsp?ei=1604282&tp_key=06a7655691

If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website, enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts Investor Relations:

Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com